Exhibit 99.1

CABLE & WIRELESS AGM – CHAIRMAN’S REMARKS

Following is the text of the statement made today (22 July 2004) to the Annual General Meeting of Cable and Wireless plc by the Chairman, Richard Lapthorne.

“This time last year I shared with you the challenges we had faced in the first half of calendar 2003.

“Our management had been changed, with a new Chief Executive Officer and Chief Operating Officer, and our Non-executives were largely new also. Since then, Charles Herlinger has joined us as Chief Financial Officer and Lord Robertson as a part-time Deputy Chairman. His primary role is to manage our relations with government partners around the world. Janet Morgan retires today and we intend to make further non-executive appointments over the coming months.

“I mentioned Lord Robertson’s role; we provide telecom services around the world, and in so doing we are running strategic national assets. Understanding the objective of our host governments, working with them as partners within a framework where we see them as a customer for our experience and skills is key to success in our business and in our ability to expand our presence.

“This time last year, we had also recently reported the result of our discussions with the Inland Revenue to close UK tax computations covering the previous ten years. We closed those computations, you will recall, within the sums already set aside as provisions on the balance sheet and there was no change to the profit and loss account. A tax warranty which we had given to Deutsche Telekom when we sold our UK mobile business One 2 One was not needed and fell away. A warranty is not a liability, not even a contingent liability, it is a guarantee by the Company that a forward looking statement made in good faith will turn out to be correct. In this case that Deutsche Telekom would not inherit any tax liabilities with its purchase of One 2 One. It did not.

“The issue of the tax warranty became bound up in a Class Action in the United States which was defended and won. Inevitably, the plaintiffs have lodged an appeal and we shall continue to manage this issue. For the script on this one, read John Grisham’s ‘The King of Torts’. Plaintiffs are particularly clever at supplying journalists with so-called scoops and we have experienced two of these already in the UK.

“Without doubt the major structural event in the Company last year was the exit from the United States and our experience with Chapter 11 bankruptcy protection. Potential US buyers insisted the operations there enter Chapter 11 so that they could buy a lower cost operation once certain financial obligations had been discarded with agreement of the Courts. It was interesting to observe how the world paused to give Cable & Wireless US the time to re-group and re-launch under new ownership free from the sometimes vicious spirals on UK quoted companies trying to do the same thing. There was no panic among customers or suppliers; just recognition of the rules of the game.

“When Francesco Caio joined Cable & Wireless he made it clear that we had to look after our customers properly. We spent £50 million on establishing a tailor-made network in the United States to protect our customers terminating calls there. Hardly any customers have suffered degradation of service.

“Corporate governance continues to change, with still more focus on trying to find standard rules to drive risk out of equity investments. A process which is economically impossible. Managing a business means taking decisions based on incomplete and imprecise information. Most incorrect decisions are indefensible using 20/20 hindsight as a tool. The trouble is, as a tool, it’s not available when decisions are being made.

“I am concerned that the expectations being created of what input-based governance can do are being set too high. On page 63 of our Report and Accounts, Graham Howe, the Senior Independent Director, has reported on how the Independent Directors regarded our corporate governance last year, how they concentrated on output measures.

“I will now ask Graham Howe to read his statement:

(Mr Howe read the following:)

“The Independent Directors meet three times during the year in addition to Board meetings to formally discuss governance issues – once with the Chairman and Chief Executive Officer present, once with the Chairman present, and once on their own. After the third meeting, as Senior Independent Director, I provided feedback to the Board on the Independent Directors’ collective views of the following:

•	the perceived quality of the relationship between the Chairman and the Chief Executive Officer;

•	the degree of openness between the Chief Executive Officer and the Board;

•	the visibility of checks and balances within the Executive Directors’ team; and

•	whether all questions asked by the Non-executive Directors in the Board have been adequately addressed.

“From January to the beginning of April 2003, the Company was searching for a new Chief Executive Officer under the guidance of the Chairman, Richard Lapthorne. During this period, the Chairman effectively led the Executive management in the running of the business. With the appointment of Francesco Caio as Chief Executive Officer on 4 April 2003 and the appointment of an entirely new Executive team, there has been a conscious effort by the Chairman to step back and create the necessary space for the Chief Executive Officer to run the business. The Chairman and the Chief Executive Officer have complementary skills and their relationship is a good one.

“The Chief Executive Officer is by nature open with the Board and no circumstances have arisen during the year where the Board doubted this. The year has been characterised by the sheer quantity of issues needing to be addressed. This has sometimes led to crowded agendas and there have been many additional meetings.

“The Company has seen a significant amount of organisational change during the past year with the appointment of an entirely new Executive team. Throughout this period of change, the primary governance checks and balances were managed by the Chairman and the Chief Executive Officer with the appropriate level of support from the Board of Directors, its principal committees (in particular the Audit Committee) and the senior management team.

“There have been no questions raised at the Board or its committees that have been inadequately addressed by the Executive Directors. This is not to say that all questions were capable of being answered fully at the time. The Company was managing itself through risk and uncertain situations where knowledge grew over time.

“Despite this period of change for the Company, through the significant efforts of the Board of Directors, its principal committees and the senior management team, the Independent Directors are satisfied that the appropriate corporate governance controls have been effective during the year ended 31 March 2004.”

(Mr Lapthorne resumed)

“Thank you, Graham.

“So far I have been talking for some time and I haven’t yet addressed the task of running Cable & Wireless’ operations. Fortunately, that is what our Board spends its internal time on. We believe that good corporate governance flows naturally from open robust discussion of the business.

“Francesco and his team are one year into a three year programme to position Cable & Wireless for a prosperous future. Progress from now on will appear incremental, but that’s what the real world is about.

“Last year, we announced the suspension of payments of dividends for a year to provide additional financial flexibility as we managed ourselves through the uncertainties facing us. I promised to reinstate the dividend once we had been able to further assess the costs of exiting the United States and restructuring the United Kingdom business. Also to reinstate it at a level consistent with the prospects for the Group. As a result of the progress made we have recommended a dividend of 3.15p, made up of a 1.05p interim and a 2.10p final effectively re-instating the dividend six months earlier than we had previously expected.”

Ends

Contacts:
Investor Relations:
Virginia Porter	Acting Director, Investor Relations	020 7315 4460
Craig Thornton	Manager, Investor Relations	020 7315 6225
Glenn Wight	Manager, Investor Relations	020 7315 4468

Media:
Lesley Smith	Group Director of Corporate & Public Affairs	020 7315 4410
Peter Eustace	Head of Media Relations	020 7315 4495

This announcement contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See those which appear, or are referred to, in the cautionary statements section on the first page of the Company's Form 20F 2004.